UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 14f-1

Information Statement under

Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

_____________________

Commission File Number: 000-53500

JOLLEY MARKETING, INC.

(Exact name of Registrant as specified in its charter)

Nevada	87-0622284
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

664 South Alvey Dr. Mapleton, UT  84664

(Address of principal executive offices, including zip code)

(801) 489-3346

(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF JOLLEY MARKETING, INC.

GENERAL

We are providing this Information Statement to holders of our Common Stock as of May 5, 2016 (the “Record Date”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Rule 14f-1 thereunder. You are receiving this Information Statement in connection with the expected resignation of our current Board of Directors (the “Board”) and the appointment of three new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission (the “SEC”) and mailed to the stockholders on or about the Record Date.

THE TRANSACTION

On April 29, 2016, Jolley Marketing, Inc. (“we”, “us” or “our” the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Creative Medical Technologies, Inc., a Nevada corporation (“CMT”) and Jolley Acquisition Corp., a Nevada corporation and our wholly owned subsidiary (“Acquisition Corp.”). We disclosed the execution of the Merger Agreement in our Current Report on Form 8-K, which we filed with the SEC on May 5, 2016.

Pursuant to the Merger Agreement, we will complete a “reverse merger” in which Acquisition Corp. will merge with and into CMT and CMT will become our wholly owned subsidiary. Upon completion of the merger, we will adopt and continue implementing CMT’s business plan. Further, upon completion of the merger, our sole director, who is also our President, Secretary, and Treasurer, will resign and the current officers and directors of CMT will be appointed officers and directors of our Company. The merger is expected to take place on or about May 18, 2016.  At that time, we will also acquire the 15,100,000 shares of our Common Stock owned by Steven L. White, our President, Secretary, and Treasurer, which shares will be canceled upon closing of the merger.

CMT is a recently formed Nevada corporation designed to become the urological arm of its parent company, Creative Medical Health, Inc. (“Creative Medical Health”), to monetize the treatments or products developed or acquired by CMT’s parent company which is engaged in the regenerative medicine field of male and female sexual dysfunction and infertility.  CMT is a development stage enterprise and intends to complete the testing of a patented erectile dysfunction (“ED”) treatment using stem cells and, if warranted, market treatment kits to physicians for use with their patients suffering from ED.  CMT is currently in a 15-month clinical trial study at UCLA on the efficacy and safety of the ED treatment.  The study involves testing on 40 subjects and is intended to have a duration of 15 months.  CMT also intends to test and, if warranted, market licensed stem cell products under its infertility technology license.

NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS

IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of stockholders. As of the Record Date, we had 18,113,750 shares of Common Stock, issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

The following table and footnotes thereto sets forth the number of shares of Common Stock beneficially owned immediately prior to the closing of the transactions contemplated under the Merger Agreement by (i) each director and named executive officer of the Company, (ii) each person known by us to be the beneficial owner of more than 5% of its issued and outstanding shares of Common Stock, and (iii) all named executive officers and directors of the Company as a group.

Name and Address	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Steve L. White 664 South Alvey Dr. Mapleton, UT 84664	15,100,000	83.4%
Executive officers and directors as a group (1 person)	15,100,000	83.4%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of Common Stock subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Mr. White has sole voting and sole investment power with respect to the shares set forth opposite his name.

(2)

Percentage based on 18,113,750 shares of Common Stock issued and outstanding prior to the closing of the transactions contemplated under the Merger Agreement.

Following the closing of the Merger Agreement, Mr. White will no longer beneficially own any shares of Common stock in our Company.

CHANGES IN CONTROL

On April 29, 2016, we entered into the Merger Agreement with CMT and Acquisition Corp. The merger will result in a change of our management and board of directors. In addition, after the closing of the merger, there will be significantly more shares of our Common Stock issued and outstanding, approximately 97% of which will be owned by the current shareholders of CMT.

As discussed in “Change in Board of Directors” above and in “Directors and Officers - New Officers and Directors” below, upon the effectiveness of the merger, our sole director, who is also our President, Chief Executive Officer, Secretary, and Treasurer, will resign and be replaced by CMT’s current directors and officers.

The following table and footnotes thereto sets forth information furnished by CMT regarding the number of shares of Common Stock to be beneficially owned immediately following the closing of the transactions contemplated under the Merger Agreement by (i) each director and named executive officer of the Company, (ii) each person known by the Company to be the beneficial owner of 5% or more of its issued and outstanding shares of Common Stock, and (iii) all named executive officers and directors of the Company as a group. In calculating any percentage in the following table of Common Stock beneficially owned by one or more persons named therein, the following table assumes 100,013,750 shares of Common Stock issued and outstanding immediately following the closing of the transaction. Unless otherwise further indicated in the following table, the footnotes thereto and/or elsewhere in this Information Statement, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of each person named in the following table is: 2017 W Peoria Avenue, Phoenix, Arizona 85029.

Name and Address	Number of Shares of Common Stock Beneficially Owned Immediately Following the Closing of the Merger Agreement	Percentage of Common Stock Beneficially Owned Immediately Following the Closing of the Merger Agreement (1)
Timothy Warbington	71,133,334(2)	71.1%
Donald Dickerson	1,293,333	1.3%
Annette Marleau, PhD	452,667	*
Thomas Ichim, PhD	2,586,667(3)	2.6%
Amit Patel, MD	3,880,000(4)	3.8%
Total Directors and Executive Officers (5 persons)	79,346,001	79.4%
Creative Medical Health, Inc.	64,666,667	64.7%
Timothy Herbst	10,346,667	10.4%
2031 W. Peoria Ave. Phoenix, AZ 85029

_____________________

*

Less than 1%

(1)

Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.

(2)

Includes 64,666,667 shares owned by Creative Medical Health, Inc., for which Mr. Warbington serves as principal executive officer.

(3)

These shares are owned by Botech Holdings LLC, an entity owned and controlled by Dr. Ichim.

(4)

These shares are owned by Jadi Cells, LLC, an entity owned and controlled by Dr. Patel.

DIRECTORS AND OFFICERS

Upon the closing of the merger, Steven L. White will resign as our sole director and Timothy Warbington, Thomas Ichim, PhD, Amit Patel, MD, and Donald Dickerson, all of whom are currently directors of CMT, will be appointed directors. Additionally, upon completion of the merger, our President, Chief Executive Officer, Secretary, and Treasurer shall resign and certain of the current officers of CMT shall be appointed as our officers.

The following discussion sets forth information regarding our current officers and director and our proposed officers and directors after the closing of the merger.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by CMT prior to the date the new directors take office.

Each member of our Board shall serve until his successor is elected and qualified.

Current Officers and Director

The following table sets forth the name, age, positions, and experience of our sole executive officer and director.

Name	Age	Positions	Director Since
Steven L. White	61	Director, President, Chief Executive Officer, Secretary and Treasurer	August 2007

Mr. White currently serves as the President, CEO, Secretary, and Treasurer of the Company and has served in those offices since August of 2007. Mr. White earned his Bachelor of Science Degree from Brigham Young University in 1980 with a major in accounting and a minor in English. He is a member of the American Institute of Certified Public Accountants and has been employed by firms located in Utah and Colorado. Since 1983, Mr. White has been employed in private accounting and has been the controller of several small businesses. He is the owner and president and director of Sparrow, Inc., a small consulting business from 2000 to present; the president and director of eNutrition, Inc., from 2000 to 2003, a publicly traded company which sold nutritional products; the president and director of Excel Publishing, Inc., a publicly traded small publishing company from the fall of 2002 to the spring of 2003; the president and director of New Horizon Education, Inc., a publicly traded educational software company from 1998 to 2003; and the controller and chief financial officer of Phoenix Ink, LLC, a financial newsletter publisher, from 1999 to 2001. Mr. White is currently serving as a director and officer of Jolley Marketing, Inc. which is a reporting company.

Mr. White, during the previous five years, has been a Director of Jolley Marketing, Inc., Millstream Ventures, Inc. (now American Sands Energy Corp.), and United Restaurant Management, Inc.

On November 17, 2006, Mr. White, on behalf of and as president of Liquitek Enterprises, Inc., a Nevada corporation, filed in United States Bankruptcy Court District of Nevada, a petition of bankruptcy under Chapter 11, which on August 24, 2007, was dismissed. Mr. White became the president of Liquitek Enterprises, Inc. on September 15, 2006. Liquitek Enterprises, Inc. is not an affiliate of our Company and Mr. White is no longer an officer or director of Liquitek Enterprises, Inc.

New Officers and Directors

Upon the effectiveness of the merger, Mr. White will resign as a Director and as President, Chief Executive Officer, Secretary, and Treasurer. The following persons will be elected to the offices opposite their names upon the effectiveness of the merger.  The Board believes that all the nominees named below are highly qualified and have the skills and experience required for effective service on the Board. The directors’ individual biographies below contain information about their experience, qualifications and skills that led the Board to nominate them.

Name	Position	Age
Executive Officers:
Timothy Warbington	President & Chief Executive Officer	54
Donald Dickerson	Chief Financial Officer & Senior Vice-President	51
Annette Marleau, PhD	Senior Vice-President	41

Directors:
Timothy Warbington	Director	54
Thomas Ichim, PhD	Director	40
Amit Patel, MD	Director	42
Donald Dickerson	Director	51

Except for Dr. Ichim and Dr. Marleau, who are husband and wife, there are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our Company upon the effectiveness of the merger.

Business Experience of New Executive Officers and Directors

The information below sets forth the employment background of the above persons, and any directorships held by them during the last five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Timothy Warbington.  Mr. Warbington has served as a director and as Chief Executive Officer of CMT since February 2016 and has served as a director, Chief Executive Officer and President of Creative Medical Health since October 2011.  He has over 25 years of executive level management experience.  Mr. Warbington received a Bachelor’s Degree in Accounting from Arizona State University in 1984.  From 1993 through 2007 he owned and operated a multi-million dollar national agricultural (produce) and finance company with annual revenues of $5,000,000 to $12,000,000.  Prior to that, he served as Chief Operating Officer of the U.S. subsidiary of a British firm engaged in the international food trade.  For eight years, Mr. Warbington has invested in the biotechnology industry and has provided strategic and tactical advice as a consultant to a publically traded bio-tech firm.  In connection with this experience, he has built a network of scientists, physicians and executives to participate as executive officers and directors of Creative Medical Health.

Donald Dickerson.  Mr. Dickerson has served as a director and as Chief Financial Officer and Senior Vice-President of CMT since February 2016, and has served as a director and as Vice President and Chief Operating Officer of Creative Medical Health since June 2014.  He received his Masters of Business Administration in Finance from the University of Southern California in May 2002.  Mr. Dickerson has worked in a number of management and accounting positions and has experience with companies in the technology, manufacturing and health sciences area.  From October 2003 until February 2009 he was employed as a vice-president for JP Morgan Chase in finance; from March 2009 until May 2014 he served as a director for GMT Ventures in finance and operations; and from June 2011 until May 2014 he also served as CFO for Medistem, Inc. in finance.

Annette Marleau.  Ms. Marleau has served as a Senior Vice-President of CMT since February 2016, and has served as Vice President and Chief Scientific Officer for Creative Medical Health since March 2014.  Prior to joining Creative Medical Health, Dr. Marleau was the Director of Tumor Immunology at Aethlon Medical Inc. from 2011 until 2014.  Dr. Marleau received her PhD in Immunology from the University of Western Ontario in 2004, received a MS in Reproductive Immunology from Ontario Veterinary Collateral, University of Guelph, Canada in 1999; and a BS in Biology from the University of Waterloo, Canada.

Dr. Thomas Ichim.  Dr. Ichim has served as a director and as President of CMT since February 2016, and has served as a director and Vice-President of Creative Medical Health, and as President of the Biotech Division, since October 2011.  From 2007 until 2015 he served as Chief Science Officer, Chief Executive Officer, and President, and was a director, of MediStem Inc., a San Diego-based company engaged in development of endometrial regenerative cells which was acquired in 2014 by Intrexon Corporation for $26,000,000.  From 2004 until 2007 he served as program manager for biorasi LLC, a clinical research organization.  He also served as a director of Regen BioPHarma, Inc., a publicly traded biotechnology company, from 2012 until 2015.  In 2005 Dr. Ichim received his PhD in Immunology from University of Sciences Arts and Technology, Olveston Monserrat; in 1999 he received a MSc in Microbiology and Immunology from University of Western Ontario, London, Ontario, Canada; and in 1994 he received a BSc in Biology from the University of Waterloo, Waterloo, Ontario, Canada.

Dr. Amit N. Patel.  Dr. Patel has served as a director of CMT since February 2016 and a director of Creative Medical Health since October 2011.  He has been a practicing heart surgeon since 2008.  Dr. Patel received his medical degree in 1998 from Case Western Reserve University, Cleveland, Ohio.  He currently holds the following positions at the University of Utah; Associate Professor, Department of Surgery, Division of Cardiothoracic Surgery and Director Clinical Regenerative Medicine and Tissue Engineering.  Dr. Patel has an MD from Case Western Reserve University.  Dr. Patel is an accomplished inventor and has been the formulator of the Company’s Bionutraceutical® products.  He is also a director of Jadi Cell LLC, a research facility located in Salt Lake City, Utah.

Involvement in Certain Legal Proceedings

During the past ten years there have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of the persons nominated to become directors or executive officers upon closing of the Merger Agreement, and none of these persons has been involved in any judicial or administrative proceedings resulting from involvement in mail or wire fraud or fraud in connection with any business entity, any judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws or regulations, or any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Term of Office

Directors are elected annually at the annual meeting of shareholders.  Each director holds office until the next annual meeting of shareholders at which his or her term expires and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal pursuant to our bylaws.  Officers are elected by the Board at the annual meeting of the Board held each year immediately following the annual meeting of the shareholders, and each officer holds office until the next annual meeting at which officers are to be elected and until his or her successor is elected and qualified, or until his or her earlier resignation or removal pursuant to our bylaws.

Director Independence

Our stock is not listed on any exchange. As a result, we are not a “listed company” under SEC rules.  We have not adopted a definition of independent director, but because we have a single officer and director, we do not believe that our current sole director is independent.  We intend to adopt the independence standards of the NYSE MKT LLC, to determine the independence of directors following the closing of the Merger Agreement. These standards provide that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of the company’s board of directors, free of any relationship that would interfere with the exercise of independent judgment. Under this standard, CMT has informed us that Thomas Ichim, PhD and Amit Patel, MD would meet this standard, and therefore, would be considered to be independent.

Committees of the Board of Directors

We do not have standing compensation, nominating, or audit committees of the Board, or committees performing similar functions. Consequently, we do not have charters for any of those committees. We expect that the new Board will appoint committees after they take office.

Our Board performs the duties that would normally be performed by an audit or compensation committee. Given our lack of operations prior to the merger, our Board believes that its current member has sufficient knowledge and experience necessary to fulfill the duties and obligations of the audit committee for our Company. Since no compensation has been earned by or paid to our sole director, we have not had a need for a compensation committee and, for this reason, we do not have any processes or procedures for the consideration and determination of executive and director compensation.  Our sole director is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.

Director Nominations

The Board does not have a standing nominating committee or committee performing similar functions. The Board also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.  Mr. White is the sole director who participates in the consideration of director nominees

After the merger, we expect the new Board will review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our President, who is also our sole director, c/o Jolley Marketing, Inc., 664 South Alvey Dr. Mapleton, UT 84664. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.” After the merger, we anticipate that the new Board of Directors will adopt a similar policy.

Meetings of the Board of Directors

Our Board held no formal meetings during the year ended December 31, 2015. All proceedings of the Board were conducted by written consent.  We have not adopted any policy with regard to Board members’ attendance at annual meetings of security holders.

Board Leadership Structure and Risk Oversight

Mr. White is the sole officer and director of the Company which is believed to be appropriate during the period in which the Company had no business operations.  As the only director he has the sole responsibility of risk oversight of the Company.

Compensation of Directors and Executive Officers

Executive Compensation

Steven L. White has served as our Chief Executive Officer since August 2007. Neither Mr. White nor any other person received compensation from us during the years ended December 31, 2015 or 2014, which would be reportable pursuant to this item.

Equity Awards

Neither Mr. White nor any other person held any unexercised options, stock that had not vested, or equity incentive plan awards at December 31, 2015.

Director Compensation

No compensation was paid to or earned by any director during the year ended December 31, 2015.

Policies and Procedures Regarding Related Party Transactions

The Board has not established any formal written policy or procedures for the review and approval or ratification of related party transactions.

Certain Relationships and Related Transactions

Steven L. White, our sole officer and director, provides office space at no cost to us. This arrangement is not evidenced by a written agreement. The arrangement may be terminated at any time by Mr. White and is anticipated to terminate upon closing of the Merger Agreement.

During 2009, 2010 and 2011, an entity owned by an officer/shareholder of the Company loaned a total of $53,150 to the Company. The notes are due on demand and bear interest at 8% per annum. During the years ended December 31, 2015 and 2014, the Company accrued interest expense of $4,252 and $4,252, respectively, on the notes.   Total accrued interest is $25,092 and $20,841 at December 31, 2015 and 2014, respectively.

On February 8, 2012 a minority shareholder loaned $3,500 to the Company.  On November 3, 2014, the Company entered into an amendment to the February 8, 2012 promissory note amending the maturity date to February 8, 2015.  On May 7, 2015, the Company entered into an amendment to the February 8, 2012 promissory note amending the maturity date to February 8, 2016.  On March 2, 2016, the Company entered into an amendment to the February 8, 2012 note, amending the maturity date to February 8, 2017.  On March 5, 2012, a related party loaned $3,000 to the Company.  On November 3, 2014, the Company entered into an amendment to the March 5, 2012 promissory note amending the maturity date to March 5, 2015.  This note was repaid on February 18, 2015. On July 16, 2012, a minority shareholder loaned $1,000 to the Company.  On November 3, 2014, the Company entered into an amendment to the July 16, 2012 promissory note amending the maturity date to July 16, 2015.  On July 7, 2015, the Company entered into an amendment to the July 16, 2012 promissory note amending the maturity date to July 16, 2016.  On November 1, 2012 a minority shareholder loaned $1,600 to the Company.    On November 3, 2014, the Company entered into an amendment to the November 1, 2012 promissory note amending the maturity date to November 1, 2015.  On February 4, 2013, a minority shareholder loaned $6,000 to the Company.  On February 9, 2015, the Company entered into an amendment to the February 4, 2013 promissory note amending the maturity date to February 4, 2016.  On March 2, 2016, the Company entered into an amendment to the February 4, 2013 note, amending the maturity date to February 4, 2017. On March 14, 2013, a minority shareholder loaned $2,850 to the Company.  On February 9, 2015, the Company entered into an amendment to the March 14, 2013 promissory note amending the maturity date to March 14, 2016.  On March 2, 2016, the Company entered into an amendment to the March 14, 2013 note, amending the maturity date to March 14, 2017. On May 9, 2013 a minority shareholder loaned $5,700 to the Company.  On August 1, 2015, the Company entered into an amendment to the May 9, 2013 note, amending the maturity date to August 6, 2016.  On August 6, 2013 a minority shareholder loaned $12,000 to the Company. On August 1, 2015, the Company entered into an amendment to the August 16, 2013 note, amending the maturity date to August 6, 2016.  On November 7, 2013, a minority shareholder loaned $9,300 to the Company.  On November 7, 2015, the Company entered into an amendment to the November 7, 2013 note extending the maturity date to November 7, 2017. On March 18, 2014, a minority shareholder loaned $5,000 to the Company.  On March 2, 2016, the Company entered into an amendment to the March 18, 2014 note, amending the maturity date to March 18, 2017.  On May 8, 2014, a minority shareholder loaned $5,250 to the Company.  The note bears interest of 8% and is due on May 8, 2016. On August 4, 2014, a minority shareholder loaned $2,650 to the Company. The note bears interest of 8% and is due August 4, 2016. On October 15, 2014, a minority shareholder loaned $5,000 to the Company. The note bears interest of 8% and is due October 15, 2016. On February 18, 2015, a minority shareholder loaned $8,000 to the Company. The note bears interest of 8% and is due February 18, 2017. On May 5, 2015, a minority shareholder loaned $5,000 to the Company. The note bears interest of 8% and is due May 5, 2017. On August 13, 2015, a minority shareholder loaned $2,500 to the Company. The note bears interest of 8% and is due August 13, 2017. On November 20, 2015, a minority shareholder loaned $1,000 to the Company. The note bears interest of 8% and is due November 20, 2017. On December 28, 2015, a minority shareholder loaned $400 to the Company. The note bears interest of 8% and is due December 28, 2017.

As of December 31, 2015, the total outstanding balance of these notes payable is $76,750. During the year ended December 31, 2015 and 2014, the Company recorded interest expense of $5,678 and $4,334 respectively, on these notes.  Total accrued interest is $11,949 and $6,968 at December 31, 2015 and December 31, 2014, respectively.

Director and Officer Liability Limitations

Our Articles and Bylaws, limit the personal liability of directors, officers and agents to the full extent allowed by Nevada law.

Code of Ethics

We have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended December 31, 2015, all such filing requirements applicable to our officers and directors were met.

LEGAL PROCEEDINGS

To our knowledge, there are no actions and/or proceedings against and/or threatened to which any current or anticipated director, officer, or affiliate of the Company, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Company, or any associate of any such current and/or anticipated director, officer, affiliate of the Company, or any security holder is a party adverse to the Company or CMT or has a material interest adverse to the Company or CMT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

JOLLEY MARKETING, INC.

By: /s/ Steven L. White
Steven L. White
President

Dated: May 5, 2016